Exhibit 4.58

[English Translation]

Science Park Administration Land Lease Agreement

Parties to this Lease Agreement:

Landlord: Science Park Administration (“Party A”)

Tenant: ChipMOS TECHNOLOGIES INC. (“Party B”)

Whereas, Party B is a science park enterprise, research institution, incubator center or unit of authority as prescribed in Article 4 or 8 of the Act for Establishment and Administration of Science Parks, the Parties agree to enter into this Lease Agreement whereby Party A shall lease to Party B a parcel of land located in the Science Park as set forth in Article 1 of this Lease Agreement (the “Leased Land”) in accordance with the following terms and conditions:

Article 1 The Leased Land and the Rent

Location of the Leased Land
County	Town	Section	Sub-section	No.	The measure of area (square meter)	The rent per unit NT$ (square meter/ per month)	The monthly rent (NT$)	Notes
		Keguan Section		10-7	3,325	52.92	175,959
Total					3,325	52.92	175,959

Article 2

The term of this Lease Agreement commences from December 1, 2007 to December 31, 2026.

The term of this Lease Agreement shall not exceed 20 years.

The Parties may enter into a new agreement upon the expiration of this Lease Agreement. This Lease Agreement shall terminate if the Parties do not enter into a new agreement upon expiration hereof and Party B shall by no means assert the continuation of the lease relationship or the indefinite lease.

Article 3

The purposes of the Lease Land use are limited only to the factory, warehouse, laboratory needed for Party B’s operation or the premises used for the storage, delivery, loading and unloading, packaging, fixing, and assembling.

Article 4

Party B shall be a science park enterprise, research institution, incubator center or unit of authority as prescribed in Article 4 or 8 of the Act for Establishment and Administration of Science Parks. This Lease Agreement shall be null and void if Party B does not accord with the foregoing qualifications.

Article 5

Party B shall neither sublease or lend to others all or part of the Leased Land, nor change the intended use of the Leased Land or employ the Leased Land for any illegal use.

Article 6

From the effective date of this Lease Agreement, Party B shall, in accordance with the procedures of making rent payments as set forth by Party A, pay the monthly rent calculated pursuant to Article 1 as well as the associated business tax to Party A.

In case Party B starts using the Leased Land with Party A’s permission before the execution of this Lease Agreement, the rent shall be paid starting from the date of the actual use of the Lease Land by Party B.

Article 7

Party A may adjust the rent of the Leased Land from time to time in accordance with the relevant laws and regulations.

If the government assessed land price or the rent ratio of the national land approved by the Executive Yuan of the Leased Land has to be adjusted, or based on other reasons the rent of the Leased Land has to be adjusted, the rent of the Leased Land shall adjust accordingly starting from the following month. Party B shall make up the rent deficits or be refunded of the rent surplus for backward payments.

Article 8

In the event that Party B fails to pay the rent pursuant to the schedule as set forth herein, Party B shall pay the punitive penalties in accordance with the following:

(1)	In case Party B is delay in payment for a period less than one month, the penalty shall be equivalent to two percent of the total amount of rent payable.

(2)	In case Party B is delay in payment for a period of one month or more but less than two months, the penalty shall be equivalent to five percent of the total amount of rent payable.

(3)	In case Party B is delay in payment for a period of two months or more but less than three months, the penalty shall be equivalent to ten percent of the total amount of rent payable.

(4)	In case Party B is delay in payment for a period of three months or more, the penalty shall be equivalent to fifteen percent of the total amount of rent payable.

Article 9

Party B shall, before constructing the building, based on the nature of its business and chemical materials to be used, take necessary preventive measures against the possible environmental hazards (e.g., malodor, noise, radiation, pollution, dazzle, convulsion) which may be caused thereby, and provide Party A with the inspection data regarding the pollution of soil and groundwater of the Lease Land. Party B shall abide by the foregoing obligations before the contemplated cease or suspension of its business. Party B shall also comply with the Waste Disposal Act, Air Pollution Control Act, Water Pollution Control Act, Soil and Groundwater Pollution Remediation Act, and other related laws and acts regarding pollution controlling matters, and shall be responsible for the maintenance of the hygiene of the Leased Land.

Party B shall be responsible for the maintenance of the sanitation of the building located on the Leased Land and that of the adjacent areas.

Article 10

In case Party B wants to use the groundwater, Party B shall file an application with Party A, and Party A shall forward such application to the competent authority for its further handling in accordance with the Water-Conservancy Act.

Article 11

Party B shall, in accordance with the construction plan submitted to Party A when applying the allocation of the Leased Land, complete the construction of the building in one single project, unless otherwise approved by Party A in advance based on justifiable reasons.

In the event that the multi-staged construction plan submitted by Party B is approved by Party A, the construction location of the first stage shall be at the location designated by Party A.

Article 12

Party B shall, within three months after the execution date of this Lease Agreement, file the construction license application in accordance with the Building Code and relevant laws and regulations as well as Party B’s construction plan submitted when applying for the allocation of the Leased Land. Party B shall complete the construction in accordance with the plan. In the event that Party B is unable to follow the scheduled time frame to complete the construction under justifiable reasons, Party B may in advance file an application with Party A for the extension. However, such extension shall be limited to a six-month period.

The buildings constructed by Party B on the Lease Land shall meet and satisfy the Regulations for the Zoning of the Land in Science Parks.

Article 13

For the purpose of virescence or the use of pedestrian sidewalk, Party B shall construct the building in a manner that it will have at least ten meters setback from the outside of the sidewalk when the Leased Land is adjacent to a road of the width of thirty meters or more; if the Lease Land is adjacent to a road of the width of twenty meters or more, the building shall be constructed in a manner that it will have at least eight meters setback from the outside of the sidewalk; if the Lease Land is adjacent to a road of the width of ten meters or more, the building shall be constructed in a manner that it will have at least six meters setback from the outside of the sidewalk; if there is no road adjacent to the back and lateral sides of the building, the building shall have at least four meters setback from the boundaries of the Lease Land.

Article 14

Party B shall adopt fire-proof materials and structures on the building constructed on the Lease Land and shall comply with the Architecture Technique Regulations in building air-raid facilities, and shall follow Party A’s instruction on the direction of the drive ways of the construction base. Prior to the digging, Party B shall depict any and all route maps of the underground pipelines and attach such information when applying for the commencement of the construction.

Article 15

In case Party B, for the purpose of constructing the building on the Lease Land, has to dig the road, drainage pipelines and other public facilities within the Science Park area, Party B shall apply with Party A in advance and deposit a bond; after the completion of the construction, Party B is obligated to restore the place. In case Party B delays in restoration, Party A may confiscate the bond.

In case Party B needs to modify or construct additional public facilities, on or under the ground of the Leased Land, Party B must apply for an admission in advance and Party A shall have full discretion to manage such construction and all the expenses resulting therefrom shall be borne by Party B.

Article 16

Party B shall, by using the diligence and care of a bona fide administrator, maintain any and all public facilities on or under the ground of the Lease Land and shall be responsible for restoration and damages in case of destroy.

Article 17

The building constructed by Party B on the Lease Land shall be limited to the need of Party B’s own business use and shall only be used in accordance with the purpose as approved. Such building shall only be used by Party B and Party B has no right to sublease or provide for other enterprises’ use.

Article 18

In case Party B intends to sublease, lend or transfer the building constructed by Party B on the Leased Land to any other person, Party B shall apply with Party A for an approval. The sublease, borrower or the transferee is limited to one of those enterprises incorporated under the approval of the Science Park Administration.

The rent or transfer price of the sublease or transfer as provided for in the preceding paragraph shall be approved by Party A. In addition, in the case of transfer, Party A is entitled to the preferential right to purchase the building on the same terms as are offered to any other person in accordance with Article 104 of the Land Act.

Article 19

In case of any of the following, Party A may at any time notify Party B to terminate this Lease Agreement and reclaim the Lease Land without any refund of the rents already paid by Party B:

(1)	Party B is deprived of the qualification to either conduct business or provide service in the Science Park, or is ordered by Party A to evict the Science Park according to the applicable laws or regulations;

(2)	In the event that Party B breaches Article 3, 9, 11, 13, 14, 15 or 16 of this Lease Agreement, and fails to cure such breach within a certain time period specified in the written notice given by Party A;

(3)	The failure by Party B to pay the rent on time, and the delay has exceeded two (2) years;

(4)	Party B fails to submit the application of a construction license within three (3) months after the execution of this Lease Agreement, and after the notification of Party A requesting Party B to file the application within a certain time period, Party B still fails to apply such license or the application filed by Party B does not comply with the laws, and such failure is not cured within a certain time period specified by Party A;

(5)	The failure by Party B to complete the construction within the time schedule prescribed under Article 12 or the extension consented by Party A; or

(6)	The failure by Party B to comply with Article 17 or 18 of this Lease Agreement.

Article 20

In case there is any construction on the Leased Land or there is any change of the terrain features and this Lease Agreement has been confirmed as void or has been terminated, Party B is obligated to restore the Leased Land. However, if the construction or the changes of the terrain features does not impede other person’s use, Party B shall be exempted from the restoration obligations after obtaining Party A’s consent.

Within six (6) months after the expiration or termination of this Lease Agreement, Party B shall transfer the building on the Lease Land in accordance with Article 18 of this Lease Agreement. Before the completion of such transfer, Party B shall pay to Party A an indemnification equals to the amount of the agreed rent on a monthly basis.

Party B will be held liable to the damages of Party A caused by the failure of Party B to transfer the building on time. In addition, Party A will be entitled to expropriate with compensation such building in accordance with the “Regulation for Expropriation of Science Park’s Factory and Its Related Fixtures,” and Party B shall not object to such expropriation.

Article 21

This Lease Agreement shall become effective upon the execution by the Parties; provided, however, that if Party B starts using the Leased Land before the execution of this Lease Agreement, this Lease Agreement shall become effective retroactively from the date on which Party A agrees Party B’s use of the Leased Land.

Article 22

This Lease Agreement shall be governed by the law of the Republic of China and the Parties agree that the Taiwan Hsinchu District Court shall have the jurisdiction in the first instance for any dispute arises under this Lease Agreement.

Article 23

This Lease Agreement shall be executed in two counterparts, with each Party holding one counterpart as evidence.

By Science Park Administration
/s/ Huang De Rey
Representative: Huang De Rey
Address: No.2, Sin-an Rd., Hsinchu Science Park, Hsinchu

By ChipMOS TECHNOLOGIES INC.
/s/ Shih-Jye Cheng
Representative: Shih-Jye Cheng
Address: No.1. R&D Rd. 1, Science Park, HsinChu
Joint guarantor: Shih-Jye Cheng
ID No. of the joint guarantor: J100769307
Address: No.1. R&D Rd. 1, Science Park, HsinChu

Date: December 1, 2007